WATCHGUARD TECHNOLOGIES, INC.

505 Fifth Avenue South, Suite 500

Seattle, Washington 98104

May 4, 2005

Via EDGAR and Overnight Mail

Filing Desk, Stop 1-4

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Celeste M. Murphy

RE:	WatchGuard Technologies, Inc., Schedule TO-I filed April 19, 2005
File No. 005-57889

Dear Ms. Murphy:

In connection with the referenced filing, set forth below are the comments from the staff of the Securities and Exchange Commission (the “Staff”) delivered to WatchGuard Technologies, Inc. (the “Company”) by letter dated April 28, 2005, together with the Company’s responses to such comments.

Schedule TO-I

Offer to Exchange Eligible Outstanding Stock Options, page 23

Acceptance and Cancellation of Options; Grant of Replacement Options; Additional Grants, page 31

1.	Please revise the second sentence of the third paragraph to confirm that “promptly” following the cancellation date you will issue replacement option grant agreements, versus “as promptly as practicable”.

The Company has revised the Schedule TO-I at pages 3, 8 and 31 to confirm that “promptly” following the cancellation date, the Company will issue replacement option grant agreements.

Conditions to the Offer, Waiver of Conditions, page 15

2.	We reference the last sentence of the first paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. The phrase “regardless of the circumstances giving rise to the event” and the similar language under the “Waive of Conditions” paragraph implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise.

The Company has revised the Schedule TO-I at pages 31 and 32 to delete the language regarding the circumstances which give rise to an event which permits the Company to withdraw the tender offer.

3.	In the same sentence, you state that you may terminate this offer if one of the listed events occurs and you determine in your reasonable judgment that the occurrence of the event makes it inadvisable to proceed with the offer. You may decide whether to terminate or proceed with your offer if a listed offer condition is “triggered.” However, if you go forward with the offer despite the occurrence of one of the listed events, you must waive the applicable condition. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. You may not use the language in the last sentence of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding in a supplemental response.

The Company advises the Staff supplementally that it understands that it may not waive a condition to the Offer by failing to assert it, and that if the Company waives a condition to the Offer, if may have to extend the Offer in accordance with Rules 13e-4(d)(2) and 13e-4(e)(3), and circulate additional offering materials.

Election Form

4.	Please delete the language in the election form requiring the option holder to acknowledge that he “understands” all of the terms and conditions of the offer.

The Company has revised the first paragraph of the Election Form filed as Exhibit (a)(1)(i) to the Schedule TO-I to delete the option holders’ acknowledgement that they understand all of the terms and conditions of the offer.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO-I and the exhibits thereto, each as amended;

•	Securities and Exchange Commission (the “Commission”) staff (the “Staff”) comments to the Schedule TO-I and the exhibits thereto, or changes to disclosure in response to Staff comments to the Schedule TO-I and the exhibits thereto, do not foreclose the Commission from taking any action with respect to the Schedule TO-I and the exhibits thereto; and

•	The Company may not assert Staff comments to the Schedule TO-I as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff’s statement that it may have additional comments after reviewing the Company’s amendment and responses to the Staff’s comments is noted.

Very truly yours,

/s/ Michael C. Piraino

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